

16013364

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FEB 29 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5200 Town Center Circle Tower One Suite 306
(No. and Street)

Boca Raton	Florida	33486
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert P. Spitler (954) 278-8119
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Liggett & Webb P.A.
(Name – *if individual, state last, first, middle name*)

1500 Gateway Blvd. STE 202	Boynton Beach, FL	33426	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert P. Spitler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbridge Securities Corporation, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PHILIP A GIBSON
Notary Public - State of Florida
My Comm. Expires Feb 19, 2017
Commission # EE 848832
Bonded Through National Notary Assn.

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBRIDGE SECURITIES CORPORATION
(A MAJORITY OWNED SUBSIDIARY OF
NEWBRIDGE FINANCIAL, INC.)

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEWBRIDGE SECURITIES CORPORATION
(A MAJORITY OWNED SUBSIDIARY OF NEWBRIDGE FINANCIAL, INC.)

CONTENTS

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Newbridge Securities Corporation
(A majority owned subsidiary of Newbridge Financial, Inc.)

We have audited the accompanying statement of financial condition of Newbridge Securities Corporation as of December 31, 2015 and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Newbridge Securities Corporation management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Newbridge Securities Corporation as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The required supplemental information contained in the Computation of net capital, Basic net capital requirement and Aggregate indebtedness has been subjected to audit procedures performed in conjunction with the audit of Newbridge Securities Corporation's financial statements. The supplemental information is the responsibility of Newbridge Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with §17 C.F.R. 240.17a-5.

In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, FL
February 24, 2016

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash	$	901,897
Deposit held at clearing broker		126,819
Cash held in accounts at clearing broker		100,000
Receivable from clearing broker		1,052,283
Securities at market value		65,449
Accounts receivable allowable as net capital		3,752
Current Portion of Loans receivable, less allowance for doubtful accounts of $163,629		166,000
Employee advances and non-allowable accounts receivable		50,814
Interest Receivable		26,698
Prepaid expenses		36,269
TOTAL CURRENT ASSETS		2,529,981
PROPERTY & EQUIPMENT, NET OF ACCUMULATED DEPRECIATION		14,749
LOANS RECEIVABLE, NET OF CURRENT PORTION		210,733
TOTAL ASSETS	$	2,755,463

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Payable to clearing broker	$	13,036
Accounts payable, accrued expenses, and other liabilities		560,303
Commissions payable		1,236,455
TOTAL CURRENT LIABILITIES		1,809,794
SUBORDINATED BORROWINGS		477,778
TOTAL LIABILITIES		2,287,572
COMMITMENT AND CONTINGENCIES (NOTE 10)		
SHAREHOLDERS' EQUITY		
Common stock--Class A--no par value, 5,000 shares authorized, issued and outstanding		4,981,977
Common stock--Class B--no par value, 25,000 shares authorized, 15,470 shares issued and outstanding		3,375,000
Accumulated deficit		(7,889,086)
TOTAL SHAREHOLDERS' EQUITY		467,891
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	2,755,463

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Commissions	$	24,893,350
Private placement income		285,950
Investment banking income		1,056,097
Trading income		685,441
Interest		338,186
Client transaction service fee income		940,516
Other revenue		1,988,947
TOTAL REVENUES		30,188,487
EXPENSES:		
Employee compensation and benefits		25,766,585
Clearing charges		148,666
Management fees		3,000,000
Communications		238,379
Customer settlements		966,788
Professional fees		523,205
Regulatory fees and expenses		160,189
Interest expense		62,098
Other operating expenses		482,156
TOTAL OPERATING EXPENSES		31,348,066
NET LOSS BEFORE INCOME TAXES		(1,159,579)
Provision for Income Taxes		(6,000)
NET LOSS	$	(1,165,579)

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2015

	COMMON STOCK					
	CLASS A:		CLASS B:		ACCUMULATED	
	SHARES	AMOUNT	SHARES	AMOUNT	DEFICIT	TOTAL
Balance - January 1, 2015	5,000	$ 4,981,977	5,320	$ 2,100,000	$ (6,723,507)	$ 358,470
Additional Capitalization	-	-	10,150	1,275,000	-	1,275,000
Net Loss	-	-	-	-	(1,165,579)	(1,165,579)
Balance December 31, 2015	**5,000**	**$ 4,981,977**	**15,470**	**$ 3,375,000**	**$ (7,889,086)**	**$ 467,891**

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	$ (1,165,579)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	16,608
Forgiveness of subordinated loan	(238,889)
Decrease in deposits and cash at clearing broker	385,361
Decrease in receivable from clearing broker	249,260
Increase in securities at market value	(34,091)
Decrease in accounts receivable	1,192
Decrease in loans receivable	86,702
Increase in employee advances	(3,514)
Decrease in interest receivable	2,303
Increase in prepaid expenses	(3,923)
Decrease in deposits	15,014
Increase in payable to clearing broker	1,162
Decrease in accounts payable, accrued expenses and other liabilities	(842,602)
Decrease in commissions payable	(244,334)
Net cash used in operating activities	(1,775,330)
CASH FLOW FROM FINANCING ACTIVITIES	
Additional Capitalization	1,275,000
Net cash provided by financing activities	1,275,000
Net decrease in cash	(500,330)
CASH AT JANUARY 1, 2015	1,402,227
CASH AT DECEMBER 31, 2015	$ 901,897

Supplemental disclosure of cash flow information

Cash paid during the year for:	
Income taxes	$ 3,838
Interest	$ 62,098

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2015

Subordinated borrowings at January 1, 2015	$	716,667
Decreases:		
Forgiveness of subordinated loan		(238,889)
Subordinated borrowings at December 31, 2015	$	477,778

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – BUSINESS AND ORGANIZATION

Incorporation

The Company was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a majority (99.05%) owned subsidiary of Newbridge Financial, Inc. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 as amended, and is a member of The Financial Industry Regulatory Authority (FINRA).

Nature of business

The Company acts as an introducing broker through a fully disclosed clearing arrangement with a clearing broker-dealer. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements and related notes are prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Revenue recognition

The Company generally acts an agent or as a principal in executing customer orders to buy or sell listed and over-the–counter securities. The company charges commissions based on the services the Company provides to its customers. The company may also recognize a mark-up or mark-down on transactions in which it acts as a principal. Mark-ups, mark-downs, and commissions are generally priced competitively based upon the services the Company provides to its customers and are in compliance with guidelines established by FINRA.

Customer security transaction and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transaction on margin are charged interest, which is billed on the average daily balance of the margin account. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm, COR Clearing, LLC ("COR"),

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue recognition – (continued)
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Net trading profits result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the company to losses. Net trading profits are recorded on a trade date basis.

Commissions earned from the sale of certain financial products such as REITS and variable annuities are paid to the Company directly by the product provider via check or wire transfer. These revenues and all corresponding liabilities are recorded as of the date of receipt of funds.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. In addition, under the Newbridge Securities Corporation Registered Representatives contract, each registered representative has indemnified the Company for these claims and is responsible for covering costs in connection with these claims. The Company also carries an errors and omissions insurance policy and fidelity bond policy which may provide coverage for non-recoverable losses incurred as a result of these customer arbitrations.

NEWBRIDGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Use of estimates – (continued)

The Company has established liabilities for potential losses from such complaints, legal actions, government investigations and proceedings. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of December 31, 2015, the Company had accrued $309,191 for these matters. While we will vigorously defend ourselves in these matters and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

Securities and brokerage transactions

Proprietary inventory transactions and the related gains and losses are recorded on a trade date basis. Securities owned are reported at fair value and any fluctuations are reported as a component of other revenue. Commission revenue and related expenses are also recorded on a trade date basis.

Receivable from clearing broker

Clearing broker receivables are commissions receivable that are uncollateralized trade obligations due under normal trade terms that require payments within approximately 10 days of the month end. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker and payments are remitted monthly. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2015.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Valuation of securities owned

Securities owned use the fair market value as reported by stock exchanges and published quoted prices. Management considers these short-term investments as trading securities and any changes in the market value are recognized in operations.

Loans receivable and interest income

The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with the terms of the employment agreement and promissory note. The firm establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason for termination or collectability of the remaining balance. The reserve amount is recorded as bad debt expense on the statement of income. Any subsequent recoveries are credited to bad debt expense in the period of recovery. The company has reserved $163,629 as of December 31, 2015.

The promissory notes, referred to above, include a stated rate of interest. The Company's balance sheet reflects interest accrued on the remaining principal balance of all loans receivable as of December 31, 2015.

Property and equipment

Property and equipment are carried at cost. For both financial statement and income tax purposes, depreciation of property and equipment is provided based upon the accelerated methods allowable by tax regulations over the estimated useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Income taxes
The Company files a consolidated income tax return with its Parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses."

The Company has no uncertain tax positions related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (federal) and in Florida and various other states and local jurisdictions. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2011. As of December 31, 2015, no liability for unrecognized tax benefits was required to be recorded, and no change in assessment is expected within the next 12 months.

Statement of cash flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less that ninety days, and are not held for sale in the ordinary course of business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Loss per share

Basic loss per share of common stock is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company had issued no dilutive potential common shares.

Recently issued accounting standards

Recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC, did not, or are not believed by management, to have material impact on the Company's present or future financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classifications as follows:

Furniture and Fixtures	$253,623
Computers & Equipment	505,480
Software	107,550
Leasehold Improvements	27,439
	894,092
Less: accumulated depreciation	879,343
	$ 14,749

Total depreciation expense amounted to $16,608 for the year ended December 31, 2015.

NOTE 4 – FAIR VALUE

The fair value of certain financial instruments of the Company's approximates cost because of their short maturities. The financial instruments includes cash and cash equivalents, accounts receivable, loans receivable, commission payable, and other accrued liabilities. The Company measures and reports fair value in accordance with ASC 820, "Fair Value Measurements and Disclosure." ASC 820 defines fair value as establishing a frame work for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or in-exchange valuation premise. The fair value of a liability should reflect the risk of non-performance, which includes, among other things, the Company's credit risk.

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data from substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.

NEWBRIDGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 4 – FAIR VALUE – (continued)

Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earnings are presented in the statement of operations.

The following table presents the Company's fair value hierarchy for those assets and liabilities measure at fair value on a recurring basis as of December 31, 2015.

	December 31, 2015			
	Total	Level 1	Level 2	Level3
Assets				
Securities				
Equities	$ 65,449	$ 65,449	$ -	$ -
Bonds	-	-	-	-
Total assets at fair value	$ 65,449	$ 65,449	$ -	$ -
Liabilities				
Financial instruments sold, not yet purchased:				
Equities	$ -	$ -	$ -	$ -
Bonds	-	-	-	-
Total liabilities at fair value	$ -	$ -	$ -	$ -

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis. As of December 31, 2015, the ratio of aggregate indebtedness to net capital was 5.54:1 and net capital was $376,121, which exceeded the minimum net capital requirement by $237,087.

NOTE 6 – DEPOSIT WITH CLEARING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a minimum balance of $125,000 in a deposit account retained by its clearing broker dealer. The deposit account is interest earning, is held in the name of the Company, and the funds are not available for inclusion by the clearing broker dealer in its computation of net capital or for other operating purposes.

NOTE 7 – RELATED PARTY TRANSACTIONS

Under an agreement between the Company and Newbridge Financial, Inc. (majority shareholder and Parent Company), the Company pays a management fee to the Parent. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The management fees are paid for financial, consulting and administrative services, and for providing office facilities including furniture, fixtures, and equipment. For the year ended December 31, 2015, the total management fee paid to the affiliate was $3,000,000. The Company will be filing a consolidated income tax return with its affiliated group members for the year ended December 31, 2015.

Some of the officers of the Company are also the officers of the Parent and have a direct ownership interest in the Parent. At December 31, 2015, the Company had amounts due from officers of $0. During 2015, the Company paid $90,000 to a consulting firm owned by the owners of the parent. These payments are reflected in the Company's operating results.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

The Company maintains cash balances in several bank accounts that often exceed $250,000. Cash in any individual account in excess of $250,000 is not insured by FDIC and may be exposed to risk. At December 31, 2015, the Company had approximately $727,000 of cash that was not insured by FDIC.

NOTE 9 – EMPLOYEE BENEFIT PLAN

After completing 90 days of employment, each Company employee is eligible to participate in a Section 401(k) plan ("the Plan") that the Parent sponsors. The Company made $6,666 of discretionary matching contributions to the Plan during the year ended December 31, 2015. These contributions are reflected in the Company's operating results. The Company is not required to contribute to the Plan.

NOTE 10 – CONTINGENCIES

At December 31, 2015, various customers have instituted arbitration proceedings against the Company.

In one matter, the client and the Company have subsequently agreed to a settlement of $14,999. In another matter, the client and the Company have subsequently agreed to a settlement of $10,000 and in a third matter, the client and Company have subsequently agreed to a settlement of $38,000. The financial statements reflect an accrual liability of $62,999 for these matters.

Management is contesting all cases vigorously. Management feels that the outcome of these remaining cases along with the potential for the Company to recover all or a portion of any losses through a claim with professional liability insurance carrier and /or indemnification provided to Company by the registered representative are uncertain. Based on management's estimate, the financial statements reflect an accrual liability of $99,704 for these matters.

NOTE 10 – CONTINGENCIES – (continued)

The Company was recently advised by FINRA of the results of an industry-wide regulatory review of commission break-points on certain UIT products. FINRA has informed the Company that various clients were charged excess fees of $172,835 due to the Company's failure to identify certain break points that the clients were entitled to on purchases during the period from 2012 to 2014. The Company has established procedures to ensure that similar breakpoints are identified and allowed for on all future transactions. The financial statements reflect an accrued liability of $172,835 for this matter as of December 31, 2015.

Leases

The Company has no future minimum commitments related to non-cancelable leases as of December 31, 2015.

NOTE 11 – EQUITY

The Company has two classes of common shares outstanding. Class A shares have no par value and do have voting rights. All Class A shares outstanding (5,000 shares) are held by the Parent. Class B shares have no par value and no voting rights. As of December 31, 2015, there were 15,470 shares of Class B common stock issued and outstanding of which 15,275 shares were held by the Parent and 195 shares were held by COR Clearing, LLC. During the year end December 31, 2015, a total of 10,150 Class B shares were issued to the Parent as consideration for $1,275,000 in additional capitalization paid to the Company.

NOTE 12 – SUBORDINATED BORROWINGS

The borrowings under the subordination agreement at December 31, 2015, are due to the Company's clearing broker. The subordinated borrowings bear interest at 8 percent per annum, payable monthly, and such interest payments are current at December 31, 2015. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The subordinated-borrowings note payable had an effective date of September 17, 2008 and an original principal balance of $2,900,000, of which $750,000 was converted to equity, in the form of Class B common stock. This conversion resulted in the clearing broker's having an equity interest of 1.89% of the total number of outstanding shares of the Company. The remaining outstanding shares are all held by the Parent.

NEWBRIDGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 12 – SUBORDINATED BORROWINGS – (continued)

As part of the above-mentioned conversion, the principal of the subordinated loan was reduced to $2,150,000, which is forgivable in the amount of $238,889 per year beginning 12 months after the effective date of the loan agreement and ending 9 years after the effective date of the loan agreement. The remaining principal balance as of December 31, 2015 is $477,778.

NOTE 13 – INCOME TAXES

The provision (benefit) for income taxes from continued operations for the year ended December 31, 2015 consist of the following:

Current:	
Federal	$ -
State	(6,000)
	-
Deferred:	
Federal	$ (294,000)
State	-
	(300,000)
Provision from the operating Loss	294,000
Provision (benefit) for income Taxes, net	$ 6,000

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

Statutory federal income tax rate	26.00%
State income taxes and other	0.55%
Combined statutory income tax rate	26.55%
Valuation allowance	(26.00%)
Effective tax rate	.55%

NOTE 13 – INCOME TAXES – (Continued)

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

Net operating loss	$2,045,000
Valuation allowance	(2,045,000)
Deferred income tax asset	$ -

The Company has a net operating loss carry forward of approximately $5,545,000 available to offset future income through 2035.

A deferred tax asset and an increase in the valuation allowance in the amount of $300,000 has been recorded to recognize the benefit of Federal and Florida net operating loss carry-forwards for financial-reporting purposes at December 31, 2015. This deferred tax asset is offset by a valuation allowance in the same amount because the Company believes it is likely that future benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased. The Company's Federal and State net operating loss carry-forwards for financial-reporting purposes will expire in various years through 2035.

The tax provisions or benefits differ from amounts that would be calculated by applying federal statutory rates to income or loss before income taxes because the Company and its Parent are subject to both state and federal income taxes.

NOTE 14 – DIVIDENDS

The Company did not declare or pay any dividends on common shares during the year ended December 31, 2015.

NOTE 15 – SUBSEQUENT EVENTS

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclose through February 24, 2016, the date the financial statements were issued.

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE I - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

Total shareholders' equity			$	467,891
Additions:				
Liabilities subordinated to claims of general creditors				477,778
Total capital and allowable subordinated liabilities				945,669
Deductions and/or charges				
Nonallowable assets:				
Accounts receivable	$	49,814		
Loans receivable, less allowance for doubtful loans of $163,629		376,733		
Employee advances		1,000		
Interest Receivable		26,698		
Prepaid expenses		36,269		
Property and equipment, net of accumulated depreciation		14,749		505,263
Net capital before haircuts on securities positions				440,406
Less: Restricted stocks		64,079		64,079
Less: Haircuts on securities				
(computed where applicable, pursuant to rule 15c3-1(f))				
Trading and investment securities - stocks, bonds and cd's		206		206
NET CAPITAL			$	376,121

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$	139,029
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$	139,029
b. Minimum dollar amount of net capital required	$	100,000
Excess Net Capital	$	237,092

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE II - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2015

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition				
Payable to clearing broker	$	13,036		
Accounts payable, accrued expenses and other liabilities		560,303		
Commissions payable		1,236,455		1,809,794
Items not included in statement of financial condition				
Contingencies				275,644
Total aggregate indebtredness			$	2,085,438
Ratio of aggregate indebtedness to net capital				5.54

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE III - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2015

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Liabilities and ownership equity) as filed for the period ended December 31, 2015 are as follows:

	Unaudited	Adjustments	Audited
Liabilities Included in Aggregate Indebtedness			
Increase in accounts payable, accrued expenses and other liabilities	$ 523,947	$ 36,356	$ 560,303
Commissions payable	1,236,455	-	1,236,455
Other liabilities included in aggregate indebtedness	13,036	-	13,036
	1,773,438	36,356	1,809,794
Non A.-I. Liabilities			
Liabilities subordinated to claims of general creditor:	$ 477,778	$ -	$ 477,778
Other liabilities	-	-	-
	477,778	-	477,778
Total Liabilities	$ 2,251,216	$ 36,356	$ 2,287,572
Ownership Equity			
The effect of audit adjustments on retained earnings	(7,852,730)	(36,356)	(7,889,086)
Common Stock/APIC	8,356,977	-	8,356,977
	504,247	(36,356)	467,891
Total Liabilities and Ownership Equity	$ 2,755,463	$ -	$ 2,755,463

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE IV - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2015

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Net Capital) as filed for the period ended December 31, 2015 are as follows:

	Unaudited	Adjustments	Audited
Total Ownership Equity			
The effect of income adjustments on retained earnings	$ 504,247	$ (36,356)	$ 467,891
Additions			
Liabilities subordinated to claims of general creditors	477,778	-	477,778
Total Capital and allowable subordinated liabilities	982,025	(36,356)	945,669
Deductions and/or charges			
Non-Allowable Assets	$ 505,263	$ -	$ 505,263
Other Deductions and/or Haircuts	64,285	-	64,285
Total Deductions and/or charges	569,548	-	569,548
Net Capital	$ 412,477	$ (36,356)	$ 376,121

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE V - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2015

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Aggregate Indebtedness) as filed for the period ended December 31, 2015 are as follows:

	Unaudited	Adjustments	Audited
Total A.I. Liabilites from Statement of Financial Condition			
The effect of income adjustments on aggregate indebtedness	$ 1,773,438	$ 36,356	$ 1,809,794
Additions			
Other unrecorded amounts	320,000	(44,356)	275,644
Total Aggregate Indebtedness	$ 2,093,438	$ (8,000)	$ 2,085,438

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE VI - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2015

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Newbridge Securities Corporation qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE I - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL

Total shareholders' equity			$	467,891
Additions:				
Liabilities subordinated to claims of general creditors				477,778
Total capital and allowable subordinated liabilities				945,669
Deductions and/or charges				
Nonallowable assets:				
Accounts receivable	$	49,814		
Loans receivable, less allowance for doubtful loans of $163,629		376,733		
Employee advances		1,000		
Interest Receivable		26,698		
Prepaid expenses		36,269		
Property and equipment, net of accumulated depreciation		14,749		505,263
Net capital before haircuts on securities positions				440,406
Less: Restricted stocks		64,079		64,079
Less: Haircuts on securities				
(computed where applicable, pursuant to rule 15c3-1(f))				
Trading and investment securities - stocks, bonds and cd's		206		206
NET CAPITAL			$	376,121

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$	139,029
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$	139,029
b. Minimum dollar amount of net capital required	$	100,000
Excess Net Capital	$	237,092

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE II - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2015

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition				
Payable to clearing broker	$	13,036		
Accounts payable, accrued expenses and other liabilities		560,303		
Commissions payable		1,236,455		1,809,794
Items not included in statement of financial condition				
Contingencies				275,644
Total aggregate indebtredness			$	2,085,438
Ratio of aggregate indebtedness to net capital				5.54

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE III - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2015

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Liabilities and ownership equity) as filed for the period ended December 31, 2015 are as follows:

	Unaudited	Adjustments	Audited
Liabilities Included in Aggregate Indebtedness			
Increase in accounts payable, accrued expenses and other liabilities	$ 523,947	$ 36,356	$ 560,303
Commissions payable	1,236,455	-	1,236,455
Other liabilities included in aggregate indebtedness	13,036	-	13,036
	1,773,438	36,356	1,809,794
Non A.-I. Liabilities			
Liabilities subordinated to claims of general creditor:	$ 477,778	$ -	$ 477,778
Other liabilities	-	-	-
	477,778	-	477,778
Total Liabilities	$ 2,251,216	$ 36,356	$ 2,287,572
Ownership Equity			
The effect of audit adjustments on retained earnings	(7,852,730)	(36,356)	(7,889,086)
Common Stock/APIC	8,356,977	-	8,356,977
	504,247	(36,356)	467,891
Total Liabilities and Ownership Equity	$ 2,755,463	$ -	$ 2,755,463

The accompanying notes are an integral part of the financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE IV - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2015

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Net Capital) as filed for the period ended December 31, 2015 are as follows:

	Unaudited	Adjustments	Audited
Total Ownership Equity			
The effect of income adjustments on retained earnings	$ 504,247	$ (36,356)	$ 467,891
Additions			
Liabilities subordinated to claims of general creditors	477,778	-	477,778
Total Capital and allowable subordinated liabilities	982,025	(36,356)	945,669
Deductions and/or charges			
Non-Allowable Assets	$ 505,263	$ -	$ 505,263
Other Deductions and/or Haircuts	64,285	-	64,285
Total Deductions and/or charges	569,548	-	569,548
Net Capital	$ 412,477	$ (36,356)	$ 376,121

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE V - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2015

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to FOCUS Report, Part IIA, Form X - 7A5 (Computation of Aggregate Indebtedness) as filed for the period ended December 31, 2015 are as follows:

	Unaudited	Adjustments	Audited
Total A.I. Liabilites from Statement of Financial Condition			
The effect of income adjustments on aggregate indebtedness	$ 1,773,438	$ 36,356	$ 1,809,794
Additions			
Other unrecorded amounts	320,000	(44,356)	275,644
Total Aggregate Indebtedness	$ 2,093,438	$ (8,000)	$ 2,085,438

The accompanying notes are an integral part of these financial statements

NEWBRIDGE SECURITIES CORPORATION
SCHEDULE VI - SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
AS OF DECEMBER 31, 2015

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Newbridge Securities Corporation qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

The accompanying notes are an integral part of these financial statements

LW LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors of Newbridge Securities Corporation
(A majority owned subsidiary of Newbridge Financial, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Newbridge Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Newbridge Securities Corporation's compliance with the applicable instructions of Form SIPC-7.

Newbridge Securities Corporation's management is responsible for Newbridge Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting one difference;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting year end balances, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting year-end balances supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, FL
February 24, 2016


LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Newbridge Securities Corporation
(A majority owned subsidiary of Newbridge Financial, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve Requirements in which (1) Newbridge Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Newbridge Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Newbridge Securities Corporation stated that Newbridge Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Newbridge Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Newbridge Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, FL
February 24, 2016

NEWBRIDGE

SECURITIES CORPORATION

MEMBER FINRA · SIPC

February 24, 2016

Liggett & Webb, P.A.
1500 Gateway Boulevard, Suite 202
Boynton Beach, Florida 33426

RE: Newbridge Securities Corporation – 2015 Exemption Report

Dear Sirs:

To our best knowledge and belief, Newbridge Securities Corporation is operating under the k(2)(ii) exemption of SEC Rule 15c3-3. Newbridge Securities Corporation is a limited-purpose broker dealer and we have met the identified exemption provisions in SEC Rule 15c3-3(k) throughout the most recent fiscal year without exception, and thus qualify for the exemption under the rule.



Robert P. Spitler, CPA
Chief Financial Officer

1451 W. Cypress Creek Rd. · Suite 300 · Fort Lauderdale, FL 33309-1953
(954)278-8119 ·Fax (954)278-8111 · bspitler@newbridgesecurities.com

SIPC-7 (33-REV 7/10)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2135************************MIXED AADC 220
052538 FINRA DEC
NEWBRIDGE SECURITIES CORPORATION
5200 TOWN CENTER CIRCLE TOWER 1 SUITE 306
BOCA RATON FL 33486

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert Spitler
954-278-8119

2. A. General Assessment (item 2e from page 2) $ 63,536

B. Less payment made with SIPC-6 filed (exclude interest) (34,157)
8/3/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 29,379

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 29,379

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC - wire transfer 2/4/16
Total (must be same as F above) $ 29,379

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Newbridge Securities Corporation
(Name of Corporation, Partnership or other organization)

Robert P. Spitler
(Authorized Signature)

Dated the 4th day of February, 2016.

Robert P. Spitler, CPA
Chief Financial Officer

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 30,188,487
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,467,279
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	685,441
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	38,219
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Misc. fees charged to Registered Reps of Newbridge for administrative services such as technology, email, supervision & E&O Insurance (Deductions in excess of $100,000 require documentation)	447,917
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 62,097	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 135,274	
Enter the greater of line (i) or (ii)	135,274
Total deductions	4,774,131
2d. SIPC Net Operating Revenues	$ 25,414,356
2e. General Assessment @ .0025	$ 63,536

(to page 1, line 2.A.)